UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-34175

ECOPETROL S.A.
(Exact name of registrant as specified in its charter)
N.A.
(Translation of registrant’s name into English)
COLOMBIA
(Jurisdiction of incorporation or organization)
Carrera 13 No. 36 – 24
BOGOTA D.C. – COLOMBIA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Announcement Regarding the Investigation Into Valve Installation Contract

Following news reports regarding an investigation currently underway by the Office of the Attorney General of Colombia regarding a valve installation contract executed by Ecopetrol with the firm Schrader Camargo Ingenieros Asociados S.A., Ecopetrol (BVC: ECOPETROL; NYSE: EC; TSX: ECP) hereby reports that:

•	The firm Schrader Camargo Ingenieros Asociados S.A. and Ecopetrol S.A. executed two contracts on April 17, 2010 and November 23, 2010 the objectives of which included, among other things, the supply and installation of valves at one of Ecopetrol’s fields.

•	During the test stage aimed at verifying the technical adequacy of the valves, Ecopetrol detected defects and discovered that the quality certificates provided by Schrader Camargo had not been issued by the companies that manufactured the valves.

•	On December 14, 2012, this situation and the information obtained by the company regarding this contract were made known to the Office of the Attorney General of Colombia, the Office of the Inspector General of Colombia and Ecopetrol's Office of Disciplinary Control.

•	Ecopetrol exercised its replacement warranty rights and requested that Schrader Camargo replace the non-certified valves at no additional cost to Ecopetrol.

•	As of this date, Ecopetrol S.A. has not taken any legal action or made any claim against Schrader Camargo Ingenieros Asociados S.A. as a result of this situation and is following the results of the investigation being conducted by the Office of the Attorney General of Colombia regarding the facts brought to its attention.

Bogota, July 31, 2015

Ecopetrol is the largest company in Colombia and is an integrated oil and gas company; it is among the top 40 oil companies in the world and among the top four oil companies in Latin America. Besides Colombia – where it generates over 60% of the national production – it has exploration and production activities in Brazil, Peru, and the US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia, most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil and gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, Ecopetrol’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations (a)

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

e-mail: mauricio.tellez@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Magda Manosalva
	Name:	Magda Manosalva
	Title:	Chief Financial Officer

Date: July 31, 2015